Exhibit 99.2
THIRD QUARTER 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
November 3, 2005
The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2004 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.
OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS
Net Earnings
Agrium’s third quarter consolidated net earnings were $72-million compared with $83-million for the same quarter 2004. Diluted earnings per share for the third quarter of 2005 were $0.54 compared with $0.60 for the third quarter of 2004. The third quarter 2004 earnings included income of $41-million ($25-million after-tax) in Kenai-related damages resulting from the Arbitration Panel ruling. Excluding this income, third quarter earnings in 2005 were up 24 percent or $14-million over the same period last year.
Consolidated net earnings for the nine month period ended September 30, 2005 were $229-million, an increase of $61-million over net earnings of $168-million for the same period last year. Diluted earnings per share for the nine-month period ended 2005 were $1.71, an increase of $0.51 over diluted earnings per share of $1.20 in the same period last year. Comparative information has been restated for a change in accounting policy to reclassify preferred shares as debt (refer to note two of the financial statements).
Earnings before interest and taxes (EBIT) were $129-million for the third quarter of 2005 compared to EBIT of $141-million for the same period in 2004. EBIT for the nine month period ended September 30, 2005 were $405-million, an increase of $106-million over EBIT of $299-million reported in the first nine months of 2004.
The increase in year-over-year third quarter and year-to-date earnings, excluding the income related to Kenai damages recognized in the third quarter of 2004 is primarily attributable to higher per tonne margins for, with the exception of phosphate, all Wholesale product lines. This increase reflects higher prices in continuing tight global supply/demand environments. With strong nitrogen fundamentals, higher North American natural gas prices provided additional upward pressure on nitrogen prices. Higher prices for all Wholesale product lines offset increased cost of product sold due to higher natural gas costs and the stronger Canadian dollar. Sales volumes were relatively constant for the third quarter but are up two percent for the year-to-date compared to the same periods in 2004. Further analysis of gross profit is contained below in our discussion of business segment performance.

Consolidated expenses for the third quarter of 2005 were $159-million, up $69-million over the third quarter of 2004. The increase in 2005 third quarter expenses was primarily due to the following items:
•	Natural Gas Derivative Contracts
o	In North America Wholesale, we recorded a net unrealized loss of $15-million on natural gas derivative contracts that did not qualify for hedge accounting treatment. This net loss represented $39-million of unrealized losses on natural gas basis swaps offset by $24-million of unrealized gains on natural gas consumer collars and call spreads. The losses on the natural gas basis swaps resulted from the widening of the AECO basis during the third quarter of 2005.
•	Write-off of Deferred Financing Cost
o	Expenses for South America Wholesale for the third quarter of 2005 included $9-million related to recognition of deferred financing cost on early repayment of the balance of long-term project financing debt.
•	2004 Income from Liquidated Damages
o	Expenses for North America Wholesale for the third quarter of 2004 included income of $41-million in Kenai-related damages resulting from an Arbitration Panel ruling.
Cash Provided by Operating Activities
Operating activities during the third quarter of 2005 generated $158-million of cash compared to $125-million for the same quarter of 2004. Operating activities for the nine months ended September 30, 2005 provided cash of $442-million compared to $252-million for the same period of 2004. The majority of the increased cash provided from operating activities for both periods is due to a substantial increase in gross profit in all Wholesale product lines, with the exception of phosphate.
Financial Position
Our financial position continues to be strong. At the end of the third quarter of 2005, our cash balances totaled $415-million.
We used $111-million in cash for financing activities for the third quarter of 2005, compared to $9-million in the same period 2004. The major financing uses of cash during the quarter were to:
•	Repay $76-million of long-term debt, which represented our share of Profertil’s total project financing debt. Repayment of the debt decreased Profertil’s borrowing costs and enhanced its financial flexibility by removing several restrictive covenants; and,

•	Repurchase two million common shares at a cash cost of $43-million as part of our normal course issuer bid. From the date that we commenced the share buyback in May 2005, we have repurchased four million common shares at a cash cost of $83-million.
Our use of $59-million in cash for investing activities during the third quarter of 2005 compared to $13-million during the same period 2004 reflects our increased capital expenditures on the Redwater and Conda phosphate operations gypsum stack extensions, the controlled release nitrogen (ESN 150) expansion project and the Vanscoy potash operation expansion.
Consolidated inventory increased by $7-million compared to the same quarter last year. MAP and urea inventory held in North America Wholesale declined by $24-million reflecting higher MAP demand and lower production of urea. Retail inventory has increased by $28-million due to both accelerated purchasing of product for resale and higher fertilizer prices.
Consolidated accounts receivable has increased by $67-million compared to prior year, largely due to higher sales prices for all products and unrealized gains and deferred gains related to our natural gas derivative contracts.
Current liabilities are up $95-million compared to the prior year, primarily due to increased incentive accruals, plant utility costs, unrealized losses and deferred gains related to our natural gas derivative contracts. Other liabilities increased $70-million largely due to accruals in the fourth quarter of 2004 related to the future closure of our Kenai, Alaska nitrogen facility and deferred gains related to our natural gas derivative contracts.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail third quarter 2005 EBIT reached $23-million, an increase of $6-million over the same period last year primarily due to increased chemical revenues. Wet spring conditions in the Western U.S. and high summer insect activity throughout the U.S. contributed to the increase in chemical revenues.
North America Wholesale
North America Wholesale EBIT for the third quarter of 2005 was relatively unchanged from the same period last year. Gross profit for this same time period improved $35-million over the $122-million of gross profit reported for the third quarter of 2004.
•	Nitrogen contributed $18-million toward North America Wholesale’s increased gross profit in the third quarter of 2005 including $9-million from growth in ammonia gross profit and $9-million from growth in urea gross profit.

o	Ammonia sales volumes increased substantially in all of our markets reflecting tight worldwide supply/demand balance and increased sales to the U.S. market due to shut-in U.S. producer capacity. Ammonia sales prices rose due to strong fundamentals and pressure from higher North America natural gas costs.

o	Similarly urea sales prices were up, but sales volumes decreased in all of our markets reflecting lower opening inventory balances and plant turnaround.

o	North America nitrogen margins were also impacted by increased natural gas costs, resulting in higher cost of goods sold compared to the third quarter of 2004. Qualifying natural gas hedging gains contributed $5-million for the third quarter of 2005 to nitrogen gross profit and $12-million for the first nine months of 2005. During the third quarter of 2005, our natural gas derivative contracts were de-designated for hedge accounting treatment due to the recent lack of correlation between the AECO index and the NYMEX index. Gains in the amount of $40-million representing the fair value of natural gas derivative contracts on the date of de-designation were deferred. As at September 30, 2005, $34-million of these gains have not been recognized in cost of product. These gains will be recognized in cost of product when the originally hedged gas purchases occur. Overall, our cost of production reflects our lower cost of gas compared to U.S. nitrogen producers.
•	Potash gross profit also grew significantly with a $17-million increase over the third quarter of 2004 due to higher prices, particularly in our North American market. Potash sales volumes remained relatively consistent with the same period last year.

•	While phosphate gross profit was relatively consistent compared to the third quarter of 2004, net sales increased 16 percent, reflecting strong demand. Gross profit was negatively impacted by higher raw material costs and higher fixed costs per tonne, reflecting downtime due to extended turnaround.
South America Wholesale
South America Wholesale third quarter 2005 EBIT decreased by $2-million compared to the same period last year primarily due to a one-time write-off of $9-million of deferred financing charges. Gross profit for this same period was $44-million, an increase of $10-million over 2004 third quarter gross profit of $34-million. The increase was primarily related to both higher urea prices, consistent with tightened supply/demand balance, and increased volumes to the U.S. market, which more than offset decreases in volumes to the South American market. Demand in South America declined due to a combination of drought conditions in Argentina and Brazil and rising prices resulting in customers delaying purchases.

Other
EBIT for our ‘Other’ non-operating business segment for the third quarter of 2005 was down $15-million from the same period last year. The reduction was primarily due to increased long-term incentive plan and stock based compensation expenses, higher expenses related to investigating business development opportunities and reduced foreign exchange gains on the translation of our U.S. dollar working capital balances maintained in our Canadian dollar subsidiaries.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2005			2004 (a)				2003 (a)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net sales	807	1,180	537	720	672	1,011	435	637
Gross Profit	288	375	171	254	231	283	142	204
Net earnings (loss)	72	133	24	98	83	74	11	(113)
Earnings (loss) per share
-basic	0.54	1.01	0.18	0.75	0.63	0.56	0.08	(0.90)
-diluted	0.54	0.99	0.18	0.71	0.60	0.52	0.08	(0.90)

(a)	Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards reclassifying preferred shares to debt (see note two to the financial statements).
NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.
EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

KEY RISKS AND UNCERTAINTIES
The outlook for nitrogen, phosphate, and potash prices remains positive as recent production curtailments, limited new capacity additions and higher input costs support international nutrient markets. There is a risk that nutrient demand may be impacted by lower crop margins, resulting from a combination of higher input costs and lower crop prices. Growers may reduce application rates and shift some acres to lower input intensive crops such as soybeans. Although above average Canadian and U.S. crop yields and good fall moisture conditions should partially offset these factors in North American markets.
High global energy prices will continue to support global nitrogen prices, partly due to lower margins and lower operating rates in regions such as Europe and North America. Higher nitrogen prices have not fully compensated for the rise in North American gas prices, which may continue to impact domestic operating rates and margins. Nitrogen producer margins in low cost regions should remain near record levels. China is expected to reduce its urea export tax from 30 percent to 15 percent in the fourth quarter of 2005, which could increase the amount of Chinese product on the market. However, we anticipate Chinese urea exports will remain well below levels in the fourth quarter 2004.
Global phosphate prices are expected to remain firm as rising ammonia and sulphur prices impact phosphate producer costs and margin. U.S. phosphate production is expected to be reduced in the fourth quarter of 2005 as a result of hurricane related damage, announced plant closures, and additional plant turnarounds. Poor crop economics in Brazil and the continued expansion of China’s domestic phosphate industry remain a risk to global phosphate trade.
The outlook for the global potash market remains positive as limited new capacity and below average producer inventories support the market. North American potash inventories are currently above last year’s level, but remain well below the 5-year average level. Growth in potash imports from regions such as China and India should continue to offset the short-term reduction in Brazilian import demand. Overall, global potash demand growth is expected to slow in 2005/06 after consecutive years of above average growth rates.
OTHER
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American government policy, South American domestic fertilizer consumption, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.